Filed Pursuant to Rule 253(g)(2)

File No.  024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 1 DATED MAY 7, 2019

TO THE OFFERING CIRCULAR DATED APRIL  26, 2019

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated April  26, 2019, as filed by us with the Securities and Exchange Commission (the “SEC”) on April 26, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update our minimum investment amount; and
•	Update our risk factors.

Minimum Investment Amount

The following information supersedes and replaces the first full paragraph on the third cover page of the Offering Circular:

As of May 10, 2019, for investments made online through the Realty Mogul Platform, the minimum investment in our common shares for initial purchases is 500 shares, or $5,000 based on the current per share price, and the minimum investment for subsequent purchases is 100 shares, or $1,000 based on the current per share price. For IRAs, other tax deferred accounts, and investments made through select registered investment advisor, or RIA, custodial platforms, the minimum investment in our common shares for initial purchases is 500 shares, or $5,000 based on the current per share price, and the minimum investment amount for subsequent purchases is 100 shares, or $1,000 based on the current per share price.  In our Manager’s discretion, we may in the future increase or decrease the minimum investment amount for all new purchasers.  We will disclose any new minimum investment amount on the Realty Mogul Platform at least two days in advance of that new minimum amount taking effect.  Factors that our Manager may consider in modifying the minimum investment amount include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, and the amount of money raised from our investors who invest the minimum amount versus the amount of money we have raised from investors contributing greater amounts.  Any change to the minimum investment amount will apply to all new purchasers.

The following information supersedes and replaces the section of the Offering Circular captioned “Questions and Answers About This Offering — Questions about the Offering — Is there any minimum investment required?”

Q: Is there a minimum investment required?

A: Yes.  As of May 10, 2019, for investments made online through the Realty Mogul Platform, you must initially purchase at least 500 common shares in this offering, or $5,000 based on the current per share price, and at least 100 common shares, or $1,000 based on the current per share price for subsequent investments. For IRAs, other tax deferred accounts, and investments made through select RIA custodial platforms, you must initially purchase at least 500 common shares in this offering, or $5,000 based on the current per share price, and at least 100 common shares, or $1,000 based on the current per share price, for subsequent investments.  In our Manager’s discretion, we may in the future increase or decrease the minimum investment amount for all new purchasers.  We will disclose the new minimum investment amount on the Realty Mogul Platform at least two days in advance of that new minimum amount taking effect.  Factors that our Manager may consider in modifying the minimum investment amount include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, and the amount of money raised from our investors who invest the minimum amount versus the amount of money we have raised from investors contributing greater amounts.  Any change to the minimum investment amount will apply to all new purchasers.

The following information supersedes and replaces the section of the Offering Circular captioned “How To Subscribe — Minimum Purchase Requirements”

Minimum Purchase Requirements

As of May 10, 2019, for investments made online through the Realty Mogul Platform, for non-IRAs and other tax deferred accounts, you must initially purchase at least 500 common shares in this offering, or $5,000 based on the current per share price, and at least 100 common shares, or $1,000 based on the current per share price, for subsequent investments. For IRAs, other tax deferred accounts, and investments made through select RIA custodial platforms, you must initially purchase at least 500 common shares in this offering, or $5,000 based on the current per share price, and at least 100 common shares, or $1,000 based on the current per share price, for subsequent investments.  In our Manager’s discretion, we may in the future increase or decrease the minimum investment amount for all new purchasers.  We will disclose any new investment amount on the Realty Mogul Platform at least two days in advance of that new minimum amount taking effect.  Factors that our Manager may consider in modifying the minimum investment amount include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, and the amount of money raised from our investors who invest the minimum amount versus the amount of money we have raised from investors contributing greater amounts.  Any change to the minimum investment amount will apply to all new purchasers.

The minimum investment amount for subsequent purchases does not apply to shares purchased pursuant to our distribution reinvestment plan.  In our Manager’s discretion, we may in the future increase or decrease the minimum investment amount required for investments beyond the initial purchase.  Factors that our Manager may consider in modifying the minimum investment amount for investments beyond the initial purchase include, but are not limited to, our need for additional capital, the success of our prior capital-raising efforts, the amount of money raised in investments beyond initial purchases, and the average investment amount in purchases beyond the initial ones.

Risk Factors

The following information supplements the section of the Offering Circular captioned “Risk Factors”:

Risks Related to Our Organization and Structure

We do not have a board of directors, and we are managed by RM Adviser, LLC, our Manager.  Moreover, our shareholders do not elect or vote on our Manager and have limited ability to influence decisions regarding our business.

Our LLC Agreement provides that the assets, affairs and business of the Company will be managed under the direction of our Manager.  Our shareholders do not elect or vote on our Manager, and, unlike the holders of common shares in a corporation, have only limited voting rights on matters affecting our business, and therefore limited ability to influence decisions regarding our business.  In addition, our LLC Agreement provides that our Manager will generally operate in a manner that is appropriate to maintain our REIT status, which may further limit decisions regarding our business.

If our shareholders are dissatisfied with the performance of our Manager, they have little ability to remove our Manager.  Our shareholders may only remove our Manager with 30 days prior written notice for “cause,” following the affirmative vote of two-thirds of our shareholders.  Unsatisfactory financial performance of the Company does not constitute “cause” under our LLC Agreement.

Our common shareholders will have limited voting rights and may be bound by either a majority or supermajority vote.

Our common shareholders will have voting rights only with respect to certain matters, primarily relating to amendments to our LLC Agreement that would adversely change the rights of the common shares and removal of our Manager for “cause”.  Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of common shareholders.  Generally, matters to be voted on by our shareholders must be approved by a majority of the votes cast by all common shares present in person or represented by proxy, although the vote to remove our Manager for “cause” requires a two-thirds vote.  If any vote occurs, you will be bound by the majority or supermajority vote, as applicable, even if you did not vote with the majority or supermajority.

Because we are not a reporting company under the Exchange Act, there is less public information about us available as compared to Exchange Act reporting companies.

We are not a reporting company under the Exchange Act, and therefore we will not be required to comply with the ongoing reporting requirements of the Exchange Act. We will have continuous disclosure obligations, including annual reports, semiannual reports and current reports.  However, we will not be required to comply with all of the requirements of disclosure with which an Exchange Act reporting company would have to comply.  For instance, our officers and 10% shareholders will not be required to comply with Section 16 of the Exchange Act and will not be required to make Form 3 and Form 4 filings. Since we and our shareholders are not required to make these filings, there will be less information available to the public about the Company.

We may not be subject to ongoing reporting requirements.

Following the conclusion of our offering of shares under Regulation A, we may be eligible to file an exit report to suspend or terminate our ongoing reporting obligations.  If we become eligible, and if we make such an election, in the future, we may no longer file annual reports, semiannual reports, current reports, financial statements and audited financial statements.  If we ceased filing these reports and financial statements, our shareholders would receive less information about the current status of the Company, and the value of our common shares may be adversely affected.

Certain provisions of our LLC Agreement and Delaware law could hinder, delay or prevent a change of control of the Company.

Certain provisions of our LLC Agreement and Delaware law could have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change of control of the Company.  These provisions include the following:

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Authorization of additional shares, issuances of authorized shares and classification of shares without shareholder approval.  Our LLC Agreement authorizes us to issue additional shares or other securities of the Company for the consideration and on the terms and conditions established by our Manager without the approval of our shareholders.  In particular, our Manager is authorized to provide for the issuance of an unlimited amount of one or more classes or series of our shares, including preferred shares, and to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series.  Our ability to issue additional shares and other securities could render more difficult or discourage an attempt to obtain control over the Company by means of a tender offer, merger or otherwise.

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Delaware Business Combination Statute—Section 203.  Section 203 of the Delaware General Corporation Law (DGCL), or Section 203, which restricts certain business combinations with interested shareholders in certain situations, does not apply to limited liability companies unless they elect to utilize it.  Our LLC Agreement does not currently elect to have Section 203 apply to us.  In general, this statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction by which that person became an interested shareholder, unless the business combination is approved in a prescribed manner.  For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder, and an interested shareholder is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of our voting shares.  Our Manager may elect to amend our LLC Agreement at any time to have Section 203 apply to us.

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Ownership limitations.  To assist us in qualifying as a REIT, our LLC Agreement, subject to certain exceptions, provides that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Code, either more than 9.8% in value or in number of our common shares, whichever is more restrictive, or more than 9.8% in value or in number of our shares, whichever is more restrictive.  The ownership limits could have the effect of discouraging a takeover or other transaction in which shareholders might receive a premium for their shares or which holders might believe to be otherwise in their best interests.  Furthermore, we will reject any investor’s subscription in whole or in part if we determine that such subscription would violate such ownership limits.

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Exclusive authority of our Manager to amend our LLC Agreement.  Our LLC Agreement provides that our Manager has the exclusive power to adopt, alter or repeal any provision of our LLC Agreement, unless such amendment would adversely change the rights of the common shares.  Thus, our shareholders generally may not effect changes to our LLC Agreement.

You are limited in your ability to sell your common shares pursuant to our share repurchase program.  You may not be able to sell any of your shares back to us, and if you do sell your shares, you may not receive the price you paid upon subscription.

Our share repurchase program may provide you with an opportunity to have your shares repurchased by us.  We anticipate that our shares may be repurchased by us on a quarterly basis, and shareholders may require that we repurchase up to 25% of their shares quarterly while this offering is ongoing.  However, our share repurchase program contains certain restrictions and limitations, including those relating to the number of our shares that we can repurchase at any given time and limiting the repurchase price.  Specifically, in the initial twelve months of this offering, we presently intend to limit the number of shares to be repurchased during a quarter to 1.25% of the weighted average number of common shares outstanding since the commencement of the offering.  After this offering has been ongoing for twelve months and while it is still ongoing, we intend to limit the number of shares to be repurchased during any calendar year to no more than 5.0% of the weighted average number of shares outstanding during the prior calendar year (or 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year).  During the period that this offering is ongoing, all shareholders who have held their shares for at least six months may require us to repurchase up to 25% of their shares quarterly, up to the aggregate quarterly and annual limitations discussed above.

Upon conclusion of this offering, shares may be repurchased by us on a quarterly basis as cash flows are available as determined by our Manager.  In addition, following the conclusion of this offering, our Manager will reserve the right to reject any share repurchase request for any reason or no reason or to amend or terminate the Share Repurchase Program by filing an offering circular supplement.  Therefore, you may not have the opportunity to make a repurchase request prior to a potential termination of the share repurchase program, and you may not be able to sell any of your common shares back to us pursuant to the share repurchase program.  Moreover, if you do sell your common shares back to us pursuant to the share repurchase program, it is unlikely that you will receive the same price you paid for the common shares being repurchased.

Our NAV per share is an estimate as of a given point in time. As a result, our NAV per share may not reflect the amount that you might receive for your shares in a market transaction, and the purchase price you pay in our offering may be higher than the value of our assets per share of common shares at the time of your purchase. In addition, our NAV per share likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved or completed a merger or other sale of the company.

The offering price per share is based on the most recent NAV per share and will equal the greater of (i) $10.00 per share or (ii) our NAV per share (calculated as our NAV divided by the number of common shares outstanding as of the end of the prior fiscal quarter).  Our NAV per share will be adjusted at the beginning of each fiscal quarter (or as soon as commercially reasonable thereafter). At the end of each fiscal quarter, our affiliates’ internal accountants will calculate our NAV per share. Estimates will be based on available information and our Manager’s judgment. Therefore, actual values and results could differ from our Manager’s estimates and that difference could be significant. This approach to valuing our shares may bear little relationship to, and will likely exceed, what you might receive for your shares if you tried to sell them or if we liquidated our portfolio.  Moreover, the offering price may not be indicative of the proceeds that you would receive upon liquidation and may be significantly more than the price at which the shares would trade if they were to be listed on an exchange or actively traded by broker-dealers.

Our Manager may amend our valuation policy at any time, and there is no limitation on the ability of our Manager to cause us to vary from any valuation policy to the extent it deems appropriate, subject to applicable regulations, with or without an express amendment to the policy. The NAV per share is an estimate as of a given point in time and likely does not represent the amount of net proceeds that would result from an immediate sale of our assets. Our NAV per share will fluctuate over time as a result of, among other things, developments related to individual assets and changes in the real estate and capital markets.

Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment.

Potential investors in this offering do not have preemptive rights to any shares we issue in the future.  Under our LLC Agreement, we have authority to issue an unlimited number of additional common shares or other securities, although, under Regulation A, we are only allowed to sell up to $50,000,000 of our common shares in the follow-on offering less the amount sold in the initial offering during the twelve-month period prior to the commencement of the follow-on offering.  In particular, our Manager is authorized, subject to the restrictions of Regulation A and other applicable securities laws, to provide for the issuance of an unlimited amount of one or more classes or series of shares in the Company, including preferred shares, and to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series, without shareholder approval.  After your purchase in this offering, our Manager may elect to (i) sell additional shares in this or future public offerings, (ii) issue equity interests in private offerings, or (iii) issue shares to our Manager, or its successors or assigns, in payment of an outstanding fee obligation.  To the extent we issue additional equity interests after your purchase in this offering, your percentage ownership interest in us will be diluted.  In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.

In the future, we may elect to become a reporting company under the Exchange Act, which could lead to increased reporting requirements.

We are not currently a reporting company under the Exchange Act, but we may elect to become a public reporting company in the future.  If we choose to become a reporting company, we would be required to comply with certain public company reporting requirements, including filing reports on Form 10-K, 10-Q, and 8-K.  These increased reporting requirements could lead to more significant legal, accounting and other expenses.

Federal Income Tax Risks

Failure to maintain our qualification as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our shareholders.

We believe that our organization, prior and proposed ownership, and method of operation have enabled and will enable us to meet the requirements for qualification and taxation as a REIT.  However, we cannot assure you that we will maintain our qualification.  This is because qualification as a REIT involves the application of highly technical and complex provisions of the Code as to which there are only limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control.  Future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT or the U.S. federal income tax consequences of such qualification.

If we fail to maintain our qualification as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our shareholders because:

•	we would not be allowed a deduction for distributions paid to shareholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;

•	we could be subject to U.S. federal alternative minimum tax (for taxable years beginning on or before December 31, 2017) and increased state and local taxes; and

•

unless we are entitled to relief under certain U.S. federal income tax laws, we would generally be disqualified from treatment as a REIT for four taxable years after the year in which we failed to maintain our qualification as a REIT.

In addition, if we fail to maintain our qualification as a REIT, we will no longer be required to make distributions.  As a result of all these factors, our failure to maintain our qualification as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our common shares.  See “U.S. Federal Income Tax Considerations” for a discussion of material U.S. federal income tax consequences relating to us and our common shares.

Though we qualify as a REIT, we may owe other taxes that will reduce our cash flows.

Though we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, on taxable income that we do not distribute to our shareholders, on net income from certain “prohibited transactions,” and on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes.  For example, to the extent we satisfy the 90% distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income.  We also will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our shareholders in a calendar year is less than a minimum amount specified under the Code.  As another example, we are subject to a 100% “prohibited transaction” tax on any gain from a sale of property that is characterized as held for sale, rather than investment, for U.S. federal income tax purposes, unless we comply with a statutory safe harbor or earn the gain through a taxable REIT subsidiary, or TRS.  Further, any TRS that we establish will be subject to regular corporate U.S. federal, state and local taxes.  Any of these taxes would decrease cash available for distribution to shareholders.

REIT distribution requirements could adversely affect our liquidity and may force us to borrow funds during unfavorable market conditions.

In order to maintain our REIT status and to meet the REIT distribution requirements, we may need to borrow funds on a short-term basis or sell assets, even if the then-prevailing market conditions are not favorable for these borrowings or sales.  In addition, we may need to reserve cash (including proceeds from this offering) to satisfy our REIT distribution requirements, even though there are attractive investment opportunities that may be available.  To maintain our qualification as a REIT, we generally must distribute to our shareholders at least 90% of our REIT taxable income each year, computed without regard to the dividends paid deduction and excluding net capital gains.  In addition, we will be subject to corporate income tax to the extent we distribute less than 100% of our REIT taxable income, as adjusted.  We intend to make distributions to our shareholders to comply with the requirements of the Code for REITs and to minimize or eliminate our corporate income tax obligation to the extent consistent with our business objectives.  Our cash flows from operations may be insufficient to fund required distributions, for example as a result of differences in timing between the actual receipt of income and the recognition of income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, the creation of reserves or required debt service or amortization payments.  We generally are required to accrue income from mortgage loans, mortgage backed securities, and other types of debt instruments currently over the term of the asset, even if we do not receive the cash payments corresponding to such income until later periods.  Thus, all or a part of the anticipated increase in yield on the loans we hold that are attributable to deferred interest, exit fees and/or equity participation features generally must be accrued currently notwithstanding that the corresponding cash payment is deferred or uncertain.  The insufficiency of our cash flows to cover our distribution requirements could have an adverse impact on our ability to raise short- and long-term debt or sell equity securities in order to fund distributions required to maintain our REIT status.  In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.  To address and/or mitigate some of these issues, we may make taxable distributions that are in part paid in cash and in part paid in our common shares.  In such cases our shareholders may have tax liabilities from such distributions in excess of the cash they receive.  It also is possible the taxable share distribution will not count towards our distribution requirement, in which case adverse consequences could apply.

We intend to distribute our REIT taxable income to our shareholders in a manner intended to satisfy the 90% distribution requirement and to avoid both corporate income tax and the 4% nondeductible excise tax. However, there is no requirement that TRSs distribute their after-tax net income to their parent REIT or their shareholders.  Our taxable income may substantially exceed our net income as determined in accordance with U.S. generally accepted accounting principles, or GAAP, because, for example, realized capital losses will be deducted in determining our GAAP net income, but may not be deductible in computing our taxable income. In addition, we may invest in assets that generate taxable income in excess of economic income or in advance of the corresponding cash flow from the assets.  To the extent that we generate such non-cash taxable income in a taxable year, we may incur corporate income tax and the 4% nondeductible excise tax on that income if we do not distribute such income to our shareholders in that year.  As a result of the foregoing, we may generate less cash flow than taxable income in a particular year. In that event, we may be required to use cash reserves, incur debt, or liquidate non-cash assets at rates or at times that we regard as unfavorable to satisfy the distribution requirement and to avoid corporate income tax and the 4% nondeductible excise tax in that year.

If we fail to invest a sufficient amount of the net proceeds from selling our common shares in real estate assets within one year from the receipt of the proceeds, we could fail to maintain our qualification as a REIT.

Temporary investment of the net proceeds from sales of our common shares in short-term securities and income from such investment generally will allow us to satisfy various REIT income and asset requirements, but only during the one-year period beginning on the date we receive the net proceeds.  If we are unable to invest a sufficient amount of the net proceeds from sales of our common shares in qualifying real estate assets within such one-year period, we could fail to satisfy one or more of the gross income or asset tests and/or we could be limited to investing all or a portion of any remaining funds in cash or cash equivalents.  If we fail to satisfy any such income or asset test, unless we are entitled to relief under certain provisions of the Code, we could fail to maintain our qualification as a REIT.  See “U.S. Federal Income Tax Considerations.”

If we form a taxable REIT subsidiary, or TRS, our overall tax liability could increase.

Any TRS we form will be subject to U.S. federal, state and local income tax on its taxable income.  Accordingly, although our ownership of any TRSs may allow us to participate in the operating income from certain activities that we could not participate in without violating the REIT income tests requirements of the Code or incurring the 100% tax on gains from prohibited transactions, the TRS through which we earn such operating income or gain will be fully subject to corporate income tax.  The after-tax net income of any TRS would be available for distribution to us; however, any dividends received by us from our domestic TRSs will only be qualifying income for the 95% REIT income test, not the 75% REIT income test.  If we have any non-U.S. TRSs, then they may be subject to tax in jurisdictions where they operate and under special rules dealing with foreign subsidiaries, and they may generate income that is nonqualifying for either of the REIT income tests.

Although our use of TRSs may partially mitigate the impact of meeting certain requirements necessary to maintain our qualification as a REIT, there are limits on our ability to own and engage in transactions with TRSs, and a failure to comply with the limits would jeopardize our REIT qualification and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock or securities of one or more TRSs.  A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT.  A TRS also may sell assets without incurring the 100% tax on prohibited transactions.  Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS.  A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS.  Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.  In addition, the rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation.  The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis (for example if we charged our TRS interest in excess of an arm’s length rate).  We may jointly elect with one or more subsidiaries for those subsidiaries to be treated as TRSs for U.S. federal income tax purposes.  These TRSs will pay U.S. federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to us but is not required to be distributed to us.  We will monitor the value of our respective investments in any TRSs we may form for the purpose of ensuring compliance with TRS ownership limitations and intend to structure our transactions with any such TRSs on terms that we believe are arm’s-length to avoid incurring the 100% excise tax described above.  There can be no assurance, however, that we will be able to comply with the 20% TRS limitation or to avoid application of the 100% excise tax.

Dividends payable by REITs generally are subject to a higher tax rate than regular corporate dividends under current law.

Under current law, the maximum U.S. federal income tax rate for certain qualified dividends payable to U.S. shareholders that are individuals, trusts and estates generally is 20%.  Dividends payable by REITs, however, are generally subject to a higher tax rate when paid to such shareholders (but under the Tax Act (as defined below), U.S. shareholders that are individuals, trusts and estates may generally deduct 20% of  ordinary dividends from a REIT for taxable years beginning after December 31, 2017, and before January 1, 2016).  The more favorable rates applicable to regular corporate dividends under current law could cause investors who are individuals, trusts and estates or are otherwise sensitive to these lower rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common shares.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or to liquidate otherwise attractive investments.

To maintain our qualification as a REIT, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our shareholders and the ownership of our shares.  We may be required to make distributions to our shareholders at disadvantageous times or when we do not have funds readily available for distribution.  Thus, compliance with the REIT requirements may, for instance, hinder our ability to make certain otherwise attractive investments or undertake other activities that might otherwise be beneficial to us and our shareholders, or may require us to borrow or liquidate investments in unfavorable market conditions and, therefore, may hinder our investment performance.  As a REIT, at the end of each calendar quarter, at least 75% of the value of our assets must consist of cash, cash items, U.S. Government securities and qualified “real estate assets.”  The remainder of our investments in securities (other than cash, cash items, U.S. Government securities, securities issued by a TRS and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer.  In addition, in general, no more than 5% of the value of our total assets (other than cash, cash items, U.S. Government securities, securities issued by a TRS and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total securities can be represented by securities of one or more TRSs.  After meeting these requirements at the close of a calendar quarter, if we fail to comply with these requirements at the end of any subsequent calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification.  As a result, we may be required to liquidate from our portfolio or forego otherwise attractive investments.  These actions could have the effect of reducing our income and amounts available for distribution to our shareholders.

You may be restricted from acquiring, transferring or being approved for repurchase of certain amounts of our common shares.

In order to maintain our REIT qualification, among other requirements, no more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code to include certain kinds of entities, during the last half of any taxable year, other than the first year for which a REIT election is made.  To assist us in qualifying as a REIT, our LLC Agreement contains an aggregate share ownership limit and a common shares ownership limit.  Generally, any of our shares owned by affiliated owners will be added together for purposes of the aggregate share ownership limit, and any common shares owned by affiliated owners will be added together for purposes of the common shares ownership limit.

If anyone attempts to transfer or own shares in a way that would violate the aggregate share ownership limit or the common shares ownership limit (or would prevent us from continuing to qualify as a REIT), unless such ownership limits have been waived by our Manager, those shares instead will be deemed transferred to a trust for the benefit of a charitable beneficiary and will be either repurchased by us or sold to a person whose ownership of the shares will not violate the aggregate share ownership limit or the common shares ownership limit and will not prevent us from qualifying as a REIT.  If this transfer to a trust fails to prevent such a violation or our disqualification as a REIT, then the initial intended transfer or ownership will be null and void from the outset.  Anyone who acquires or owns shares in violation of the aggregate share ownership limit or the common shares ownership limit, unless such ownership limit or limits have been waived by our Manager, or the other restrictions on transfer or ownership in our LLC Agreement, bears the risk of a financial loss when the shares are repurchased or sold, if the NAV of our shares falls between the date of purchase and the date of repurchase or sale.

Our limits on ownership of our shares also may require us to decline share repurchase requests that would cause other shareholders to exceed such ownership limits.  In addition, in order to comply with certain of the distribution requirements applicable to REITs we will decline to honor any repurchase request that we believe is a “dividend equivalent” repurchase, as discussed in “U.S. Federal Income Tax Considerations — Taxation of Taxable U.S. Shareholders — Repurchases of Common Shares.”

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to maintain our qualification as a REIT.

We may acquire mezzanine loans, for which the IRS has provided a safe harbor but not rules of substantive law.  Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test.  To the extent that any of our mezzanine loans do not meet all of the requirements for reliance on the safe harbor, such loans may not be real estate assets and could adversely affect our REIT status.

We intend to make certain other investments through subsidiaries (with rights to receive preferred economic returns) and may invest in “kickers” with respect to certain investments that we determine to hold outside of a TRS.  The character of such investments for REIT purposes may depend on the assets and operations of the issuer, which we generally will not control.  Thus, no assurance can be given that any such issuer will not operate in a manner that causes us to fail an income or asset test requirement.  In addition, the proper treatment of certain investments, including investments through subsidiaries (with rights to receive preferred economic returns) and “kickers,” for U.S. federal income tax purposes is unclear.  If the IRS were to successfully challenge our characterization of an investment, it could adversely affect our REIT status.

The ability of our Manager to revoke our REIT qualification without shareholder approval may cause adverse consequences to our shareholders.

Our LLC Agreement provides that our Manager may revoke or otherwise terminate our REIT election, without the approval of our shareholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT.  If we cease to be a REIT, we will not be allowed a deduction for distributions paid to shareholders in computing our taxable income and will be subject to U.S. federal income tax at regular corporate rates, as well as state and local taxes, which may have adverse consequences on our total return to our shareholders.

Investments outside the U.S. could present additional complications to our ability to satisfy the REIT qualification requirements and may subject us to additional taxes.

Although we do not expect to invest in non-U.S. real estate assets, if we were to make such investments, operating in functional currencies other than the U.S. dollar and in environments in which real estate transactions are customarily structured differently than they are in the U.S. or are subject to different legal rules, it may complicate our ability to structure non-U.S. investments in a manner that enables us to satisfy the REIT qualification requirements.  In addition, non-U.S. investments may subject us to various non-U.S. tax liabilities, including withholding taxes.

The IRS may take the position that gains from sales of property are subject to a 100% prohibited transaction tax.

We may have to sell assets from time to time to fund share repurchase requests, to satisfy our REIT distribution requirements, to satisfy other REIT requirements, or for other purposes. It is possible that the IRS may take the position that one or more sales of our properties may be a prohibited transaction, which is a sale of property held by us primarily for sale in the ordinary course of our trade or business.  If we are deemed to have engaged in a prohibited transaction, our gain from such sale would be subject to a 100% tax.  The Code sets forth a safe harbor under which a REIT may, under certain circumstances, sell property without risking the imposition of the 100% tax, but there is no assurance that we will be able to qualify for the safe harbor.  We do not intend to hold property for sale in the ordinary course of business, but there is no assurance that the IRS will not challenge our position, especially if we make frequent sales or sales of property in which we have short holding periods.  For example, we could be subject to this tax if we were to dispose of or securitize loans (or portions thereof) in a manner that was treated as a sale of the loans for U.S. federal income tax purposes.  Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans at the REIT level (and may conduct such sales through a TRS), and may limit the structures we utilize for any securitization transactions, even though the sales or structures might otherwise be beneficial to us.

Possible legislative, regulatory or other actions affecting REITs could adversely affect our shareholders and us.

Although REITs generally receive better tax treatment than entities taxed as regular corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a regular corporation. As a result, our LLC Agreement provides our Manager with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a regular corporation, without the vote of our shareholders. Our Manager has fiduciary duties to us and our shareholders and could only cause such changes in our tax treatment if it determines in good faith that such changes are in the best interests of our shareholders.

In addition, on December 22, 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was signed into law. The Tax Act made significant changes to the U.S. federal income tax rules for taxation of individuals and businesses, generally effective for taxable years beginning after December 31, 2017. In addition to reducing corporate and individual tax rates, the Tax Act eliminated or restricted various deductions. Most of the changes applicable to individuals are temporary and apply only to taxable years beginning after December 31, 2017, and before January 1, 2026. The Tax Act made numerous large and small changes to the tax rules that do not affect the REIT qualification rules directly, but may otherwise affect us or our shareholders.

While the changes in the Tax Act generally appear to be favorable with respect to REITs, the extensive changes to non-REIT provisions in the Internal Revenue Code may have unanticipated effects on us or our shareholders. Moreover, Congressional leaders have recognized that the process of adopting extensive tax legislation in a short amount of time without hearings and substantial time for review is likely to have led to drafting errors, issues needing clarification and unintended consequences that will have to be revisited in subsequent tax legislation.

We urge you to consult with your own tax advisor with respect to the status of the Tax Act and other legislative, regulatory or administrative developments and proposals and their potential effect on an investment in shares of our common stock.

A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes, which could reduce the basis of a shareholder’s investment in our common shares and may trigger taxable gain.

A portion of our distributions, including distributions that are reinvested pursuant to our distribution reinvestment plan, may be treated as a return of capital for U.S. federal income tax purposes.  As a general matter, a portion of our distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of our distributions for a year exceeds our current and accumulated earnings and profits for that year.  To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.  See “U.S. Federal Income Tax Considerations.” Distributions that are reinvested pursuant to our distribution reinvestment plan will be treated as a new share purchase as of the date of the distribution.

Our ability to provide certain services to our tenants may be limited by the REIT rules, or may have to be provided through a TRS.

As a REIT, we generally cannot hold interests in rental property where tenants receive services other than services that are customarily provided by landlords, nor can we derive income from a third party that provides such services.  If services to tenants at properties in which we hold an interest are limited to customary services, those properties may be disadvantaged as compared to other properties that can be operated without the same restrictions.  However, we can provide such non-customary services to tenants or share in the revenue from such services if we do so through a TRS, though income earned through the TRS will be subject to corporate income taxes.

Our Manager and its affiliates have no prior experience managing a portfolio of assets to comply with REIT requirements.

REITs are subject to numerous complex requirements in order to maintain their REIT status, including income and asset composition tests.  Our Manager and its affiliates have no prior experience managing a portfolio in the manner intended to comply with such requirements.  To the extent our Manager and its affiliates manage us in a manner that causes us to fail to be a REIT, it could adversely affect the value of our common shares.

Our qualification as a REIT and avoidance of the 100% tax on prohibited transactions may depend on the characterization of loans that are made as debt for U.S. federal income tax purposes.

For U.S. federal income tax purposes, the IRS or a court may treat a loan with sufficient equity characteristics as equity for tax purposes.  We may obtain equity participation rights with respect to a loan, and we may acquire loans with relatively high loan-to-value ratios and/or high yields, which are among the features that can cause a loan to be treated as equity for federal income tax purposes.  Although we intend to only acquire loans that should be respected as debt for U.S. federal income tax purposes, it is possible that the IRS or a court could disagree and seek to recharacterize the loan as equity.  Recharacterization of one of our acquired loans as equity for U.S. federal income tax purposes may require us to include our share of the gross assets and gross income of the borrower in our REIT asset and income tests.  Inclusion of such items could jeopardize our REIT status.  Moreover, to the extent our borrowers hold their assets as dealer property or inventory, if we are treated as holding equity in a borrower for U.S. federal income tax purposes, our share of gains from sales by the borrower would be subject to the 100% tax on prohibited transactions (except to the extent earned through a TRS).

The failure of a loan to qualify as an obligation secured by a mortgage on real property within the meaning of the REIT rules could adversely affect our ability to maintain our qualification as a REIT.

We may make investments in loans whose qualification as a real estate mortgage loan for REIT purposes is uncertain or which are treated in part as qualifying mortgage loans and in part as unsecured loans.  The failure of a loan that we treated as a qualifying mortgage loan to qualify as such for REIT purposes could cause us to fail one or more of the REIT income or asset tests, and thereby cause us to fail to maintain our qualification as a REIT unless certain relief provisions also apply.

In general, interest income accrued on a loan that is secured by real property and personal property during a taxable year constitutes qualifying mortgage interest in its entirety for purposes of the 75% gross income test only if the loan is secured by a mortgage on real property with a value (at the time we committed to acquire the loan) at least equal to the highest outstanding principal amount of the loan during such taxable year.  In the case of loans to improve or develop real property, the value of the real property collateral when we commit to acquire a loan is deemed to include the reasonably estimated cost of the improvements or developments (other than personal property) which will secure the loan and which will be constructed from the proceeds of the loan.  If the outstanding principal balance of a mortgage loan during the taxable year exceeds the deemed value of the real property securing the loan at the time we committed to acquire the loan, a portion of the interest accrued during the year will not be qualifying mortgage interest for the 75% income test and a portion of such loan likely will not be a qualifying real estate asset.  In that case, we could earn income that is not qualifying for the 75% income test and be treated as holding a non-real estate investment in whole or part, which could result in our failure to maintain our qualification as a REIT.

The “taxable mortgage pool” rules may increase the taxes that we or our shareholders may incur, and may limit the manner in which we effect future securitizations.

Any borrowings incurred by us could result in the creation of taxable mortgage pools for U.S. federal income tax purposes.  Except as provided below, we generally would not be adversely affected by the characterization as a taxable mortgage pool so long as we own 100% of the equity interests in a taxable mortgage pool.  Certain categories of shareholders, however, such as non-U.S. shareholders eligible for treaty or other benefits, shareholders with net operating losses, and certain U.S. tax-exempt shareholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to the taxable mortgage pool.  In addition, to the extent that our shares are owned by tax-exempt “disqualified organizations,” such as certain government-related entities and tax-exempt organizations that are not subject to tax on unrelated business income, we may incur a corporate level tax on a portion of our income from the taxable mortgage pool.  In that case, we may reduce the amount of our distributions to any disqualified organization whose share ownership gave rise to the tax.  Moreover, we would be precluded from selling equity interests in these securitizations to outside investors, or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for U.S. federal income tax purposes.  These limitations may prevent us from using certain techniques to maximize our returns from securitization transactions.

Potential characterization of distributions, including distributions reinvested through our distribution reinvestment plan, or gain on sale may be treated as unrelated business taxable income to tax-exempt investors.

If (1) all or a portion of our assets are subject to the rules relating to taxable mortgage pools, (2) we are a ‘‘pension-held REIT,’’ (3) a tax-exempt shareholder has incurred debt to purchase or hold our common stock, or (4) the residual Real Estate Mortgage Investment Conduit interests, or REMICs, we buy generate ‘‘excess inclusion income,’’ then a portion of the distributions to, and in the case of a shareholder described in clause (3), gains realized on the sale of common stock by, such tax-exempt shareholder may be subject to federal income tax as unrelated business taxable income, or UBTI, under the Code.

Classification of a securitization or financing arrangement we enter into as a taxable mortgage pool could subject us or certain of you to increased taxation.

We intend to structure our securitization and financing arrangements as to not create a taxable mortgage pool. However, if we have borrowings with two or more maturities and (1) those borrowings are secured by mortgages or mortgage-backed securities and (2) the payments made on the borrowings are related to the payments received on the underlying assets, then the borrowings and the pool of mortgages or mortgage-backed securities to which such borrowings relate may be classified as a taxable mortgage pool under the Code. If any part of our investments were to be treated as a taxable mortgage pool, then our REIT status would not be impaired, but a portion of the taxable income we recognize may, under regulations to be issued by the Treasury Department, be characterized as ‘‘excess inclusion’’ income and allocated among our shareholders to the extent of and generally in proportion to the distributions we make to each shareholder.  Any excess inclusion income would:

•	not be allowed to be offset by a shareholder’s net operating losses;
•	be subject to a tax as unrelated business income if a shareholder were a tax-exempt shareholder;
•

be subject to the application of federal income tax withholding at the maximum rate (without reduction for any otherwise applicable income tax treaty) with respect to amounts allocable to foreign shareholders; and

•

be taxable (at the highest corporate tax rate) to us, rather than to you, to the extent the excess inclusion income relates to stock held by disqualified organizations (generally, tax-exempt entities not subject to tax on unrelated business income, including governmental organizations).

We could fail to maintain our qualification as a REIT or we could become subject to a penalty tax if income we recognize from certain investments that are treated or could be treated as equity interests in a foreign corporation exceeds 5% of our gross income in a taxable year.

We may invest in securities, such as subordinated interests in certain CDO offerings, that are treated or could be treated for federal (and applicable state and local) corporate income tax purposes as equity interests in foreign corporations. Categories of income that qualify for the 95% gross income test include dividends, interest and certain other enumerated classes of passive income. Under certain circumstances, the federal income tax rules concerning controlled foreign corporations and passive foreign investment companies require that the owner of an equity interest in a foreign corporation include amounts in income without regard to the owner’s receipt of any distributions from the foreign corporation. Amounts required to be included in income under those rules are technically neither actual dividends nor any of the other enumerated categories of passive income specified in the 95% gross income test. Furthermore, there is no clear precedent with respect to the qualification of such income under the 95% gross income test. Due to this uncertainty, we intend to limit our direct investment in securities that are or could be treated as equity interests in a foreign corporation such that the sum of the amounts we are required to include in income with respect to such securities and other amounts of non-qualifying income do not exceed 5% of our gross income. We cannot assure you that we will be successful in this regard. To avoid any risk of failing the 95% gross income test, we may be required to invest only indirectly, through a domestic TRS, in any securities that are or could be considered to be equity interests in a foreign corporation. This, of course, will result in any income recognized from any such investment to be subject to federal income tax in the hands of the TRS, which may, in turn, reduce our yield on the investment.  For further information, see “U.S. Federal Income Tax Considerations.”

If we were considered to actually or constructively pay a “preferential dividend” to certain of our shareholders, our status as a REIT could be adversely affected.

As stated above, in order to maintain our qualification as a REIT, we must distribute as dividends to our shareholders at least 90% of our annual REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains.  Historically, in order for dividends to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the dividends could not be “preferential dividends.”  A dividend is not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class and in accordance with the preferences among different classes of stock as set forth in a REIT’s organizational documents.  On December 18, 2015, Congress passed the Protecting Americans from Tax Hikes Act of 2015, which is commonly referred to as the PATH Act.  The PATH Act repealed the set of rules prohibiting preferential dividends, but only with respect to REITs that file annual and periodic reports with the SEC under the Exchange Act.  We do not expect to become subject to the reporting requirements of the Exchange Act; however, if we do, we will become a reporting company under the Exchange Act, and the preferential dividend rule will be inapplicable to us.  However, if we do not become subject to and comply with the reporting requirements under the Exchange Act, we will not be exempt from the preferential dividend rule.  We expect to remain exempt from those requirements as long as we do not sell shares to at least 2,000 shareholders or more than 500 shareholders who are not accredited investors.  We intend to make dividends pro rata by class as disclosed under “Description of Our Common Shares – Distributions.” Nevertheless, if the IRS were to take the position that we paid a preferential dividend while we were subject to the preferential dividend rule, such dividends would not qualify for the dividends paid deduction, we may be deemed to have failed the 90% distribution test, and our status as a REIT could be terminated for the year in which such determination is made.

Foreign investors may be subject to FIRPTA on the sale of our common shares if we are unable to qualify as a “domestically controlled qualified investment entity.”

A foreign person disposing of a U.S. real property interest, including shares of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to a tax, known as FIRPTA, on the gain recognized on the disposition. FIRPTA does not apply, however, to the disposition of stock in a REIT if the REIT is a “domestically controlled qualified investment entity” and does not apply to the disposition of stock in a REIT if the holder is a “qualified foreign pension fund”

A REIT is a domestically controlled qualified investment entity if, at all times during a specified testing period (the continuous five year period ending on the date of disposition or, if shorter, the entire period of the REIT's existence), less than 50% in value of its shares is held directly or indirectly by non-U.S. holders. We cannot assure you that we will qualify as a domestically controlled qualified investment entity. If we were to fail to so qualify, gain realized by a foreign investor on a sale of our common shares would be subject to FIRPTA unless our common shares were traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than 10% of the value of our outstanding common shares or the investor was a qualified foreign pension fund.

A qualified foreign pension fund (including entities all of the interests of which are held by qualified foreign pension funds) is any trust, corporation, or other organization or arrangement (a) that is created or organized under the law of a country other than the United States, (b) that is established to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (or persons designated by such employees) of one or more employers in consideration for services rendered, (c) that does not have a single participant or beneficiary with a right to more than 5% of its assets or income, (d) that is subject to government regulation and provides annual information reporting about its beneficiaries to the relevant tax authorities in the country in which it is established or operates, and (e) with respect to which, under the laws of the country in which it is established or operates, either (i) contributions made to it, which would otherwise be subject to tax under such laws, are deductible or excluded from the gross income or taxed at a reduced rate, or (ii) taxation of any of its investment income is deferred or taxed at a reduced rate.  Accordingly, both public and private non-U.S. pension plans may benefit from this new FIRPTA exemption.